Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2021 (ended 30 September 2021). The comparative statistics of the Group for the third quarter of 2020 (ended 30 September 2020) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2021 (ended 30 September 2021). The comparative statistics of the Group for the third quarter of 2020 (ended 30 September 2020) are also disclosed in this announcement.

The Company achieved a total net production of 144.1 million barrels of oil equivalent (“BOE”) for the third quarter of 2021, representing an increase of 9.9% year over year (“YoY”). Production from China increased by 13.0% YoY to 100.1 million BOE, mainly attributable to production growth from the commencement of new projects including Caofeidian 6-4 oilfield, Luda 21-2 oilfield and the production growth from onshore unconventional gas fields. Overseas production increased by 3.2% YoY to 43.9 million BOE.

For the third quarter of 2021, the Company made nine new discoveries and successfully appraised 13 oil and gas structures. In offshore China, a large-sized commercial discovery was made in the Kenli 10-2 structure with 100 million tons oil and gas proved in-place volume. A proved in-place volume of over 10 million tons was made in the Bozhong 28-1 structure. Baodao 21-1 structure was appraised with a positive progress. In overseas, three new discoveries were made in the Stabroek block in Guyana, namely Whiptail, Pinktail and Turbot-2.

In terms of development and production, six new projects commenced production in the third quarter, which are Luda 29-1 oilfield, Liuhua 21-2 oilfield, Luda 6-2 oilfield, Bozhong 26-3 oilfield expansion project, Qinhuangdao/Caofeidian onshore power project and Bozhong 19-4 oilfield adjustment project.

The unaudited oil and gas sales revenue of the Company reached approximately RMB58.03 billion for the third quarter of 2021, representing an increase of 63.3% YoY, mainly due to combined effects of the increase in international oil and gas prices, and the increased oil and gas sales volume. During the quarter, the Company’s average realised oil price increased by 63.6% YoY to US$70.38 per barrel, which is in line with the trend of international oil prices. The Company’s average realised gas price increased by 21.0% YoY to US$7.08 per thousand cubic feet, mainly attributable to the higher realised gas prices in China and overseas.

For the third quarter of 2021, the Company’s capital expenditure increased by 13.8% YoY to approximately RMB20.94 billion, which was mainly due to the increase in workload YoY.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2021						2020
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	45.5	14.8	48.0	133.3	45.5	140.9	42.3	13.0	44.5	124.5	41.3	131.4
Western South China Sea	10.3	50.0	19.0	29.5	130.7	52.3	10.4	43.0	17.9	30.4	119.3	51.1
Eastern South China Sea	23.4	31.0	28.5	69.4	102.7	86.5	17.1	36.0	23.1	53.3	109.2	71.5
East China Sea	0.6	6.5	1.6	1.7	19.6	5.0	0.6	6.0	1.6	1.7	16.4	4.4
Onshore	-	17.6	2.9	-	49.5	8.2	-	9.0	1.5	-	25.0	4.2
Subtotal	79.8	119.8	100.1	233.9	348.0	292.9	70.4	107.0	88.6	209.8	311.3	262.6
Overseas
Asia (excluding China)	5.7	14.1	8.2	17.6	41.4	25.0	4.9	13.8	7.3	12.6	40.8	19.9
Oceania	0.5	14.2	3.3	1.2	33.2	7.7	0.5	13.1	3.1	1.3	35.0	8.2
Africa	7.5	-	7.5	23.5	-	23.5	8.5	-	8.5	25.8	-	25.8
North America (excluding Canada)	5.1	9.8	6.7	16.9	31.8	22.2	6.2	11.4	8.1	17.9	35.8	23.8
Canada	5.7	-	5.7	16.9	-	16.9	4.5	-	4.5	14.1	0.05	14.1
South America	5.7	13.1	8.0	15.6	39.2	22.3	4.0	13.4	6.4	12.6	38.9	19.3
Europe	4.6	0.5	4.7	11.6	1.1	11.7	4.6	0.5	4.7	15.0	2.1	15.4
Subtotal	34.7	51.6	43.9	103.2	146.7	129.3	33.2	52.3	42.6	99.3	152.7	126.5
Total*	114.4	171.5	144.1	337.1	494.6	422.2	103.6	159.4	131.2	309.1	463.9	389.1

* Including our interest in equity method investees, which is approximately 4.2 mmboe in Q3 2021 and 4.9 mmboe in Q3 2020.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2021		2020		2021		2020
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	50,782	38,706	29,648	83,723	7,847	21,429	4,279	11,964
Natural gas	7,247	19,948	5,897	18,157	1,120	3,082	851	2,595
Marketing revenue, net	501	619	107	425	77	96	15	61
Others	1,153	4,391	675	2,403	178	678	97	343

Total	59,683	163,664	36,327	104,708	9,222	25,285	5,242	14,963
	============	============	============	============	============	============	============	============
Capital Expenditures*
Exploration	4,731	12,983	3,270	10,141	731	2,006	472	1,449
Development	12,217	31,314	10,912	32,629	1,888	4,838	1,575	4,663
Production	3,764	12,172	4,067	10,843	582	1,880	587	1,549
Others	223	495	149	418	35	76	22	60

Total	20,935	56,964	18,398	54,031	3,236	8,800	2,656	7,721
	============	============	============	============	============	============	============	============

* Capitalized interests were not included. Capitalized interests for Q3 2021 were RMB529 million.

Unless otherwise indicated, an exchange rate of US$1 = RMB6.4698 has been used for the operational statistics of the third quarter of 2021, and an exchange rate of US$1 = RMB6.9283 has been used for the operational statistics of the operational statistics of the third quarter of 2020, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board
CNOOC Limited
Wu Xiaonan
Joint Company Secretary

Hong Kong, 28 October 2021

As at the date of this announcement,
the Board comprises:	Non-executive Directors
Wang Dongjin (Chairman)
Li Yong (Vice Chairman)
Wen Dongfen

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Xia Qinglong	Lawrence J. Lau
Tse Hau Yin, Aloysius
Qiu Zhi Zhong